DAVID C. WORRELL	BAKER & DANIELS LLP
Direct 317.569.4882	600 East 96th Street, Suite 600
Fax 317.237.8420	Indianapolis, Indiana 46240
david.worrell@bakerd.com	Tel 317.569.9600 Fax 317.569.4800
www.bakerdaniels.com
June 11, 2009
VIA EDGAR AND FACSIMILE (703) 813-6983
Michael P. Seaman
Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Integra Bank Corporation Registration Statement on Form S-3 Filed June 1, 2009 File No. 333-159633
Dear Mr. Seaman:
     On behalf of Integra Bank Corporation, we enclose for filing, via direct transmission to the EDGAR System of the Securities and Exchange Commission, Amendment No. 1 to the above-noted Registration Statement on Form S-3. The enclosed Form S-3/A is marked to show changes from the Form S-3 which was filed via EDGAR on June 1, 2009.
     Changes included in the enclosed Amendment No. 1 were made in response to the Commission’s comment letter dated June 8, 2009 addressed to Martin M. Zorn. For the sake of convenience, we have reproduced each comment below with our response thereto following each such comment.
General
1.	Comment: We note that you are registering the resale by selling securityholders of shares of the company’s preferred stock. Please provide your analysis supporting the determination that the offering meets the transaction requirements of General Instruction I.B of Form S-3 with respect to the registration of the preferred stock. If the offering does not meet these transaction requirements, please remove the preferred stock from the registration statement.

Securities and Exchange Commission	page 2
June 11, 2009
Response: Based upon the trading prices for the Company’s common stock within the 60 days of the filing date and continuing through the date of Amendment No. 1, the Company no longer meets the transaction (public float) requirements identified in instruction I.B(1) of Form S-3. Accordingly, the preferred stock has been removed from the registration statement as amended by Amendment No. 1.
     Also being filed is the Company’s request for acceleration of effectiveness of the registration statement.
     If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 569-4882.
Very truly yours,
/s/ David C. Worrell
David C. Worrell
cc: Martin M. Zorn